UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Sun Healthcare Group, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    866933401
                           ----------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                           500 Campus Drive, Suite 220
                         Florham Park, New Jersey 07932
                           Attention: Sanjay H. Patel
                                  973.437.1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                  212.698.3589
     ______________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 15, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------- ----------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Greenwich Street Capital Partners II, L.P.
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                              [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSCP (NJ), L.P.
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ----------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
   5      ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSCP (NJ), Inc.
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Greenwich Street Investments II, L.L.C.
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00
--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             OO
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSC Recovery II, L.P.

--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]


--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                                [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSC Recovery II, GP, L.P.
--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSC Recovery, Inc.

--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]


--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSC Recovery IIA, L.P.

--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]


--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------- ----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GSC Recovery IIA, GP, L.P.

--------- ----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]   (b) [X]


--------- ----------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          00

--------- ----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO                                               [ ]
          ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------------------------------------------------------
----------------------- --------- ----------------------------------------------------------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             0 shares
         with
                        --------- ----------------------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                  See Item 5
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  See Item 5
----------------------- --------- ----------------------------------------------------------------------------------------------
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

------------ -------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             PN
------------ -------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



         This Amendment No. 1 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 13, 2002 (the "Original Statement") by the following persons (collectively, the "Reporting Persons"): (i) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (ii) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (iii) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"),
(iv) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (v) GSCP Recovery, Inc., a Cayman Islands corporation ("Recovery I"), (vi) GSC Recovery II, L.P., a Delaware limited partnership ("Recovery II"), (vii) GSC Recovery II GP, L.P., a Delaware limited partnership ("Recovery II GP"), (viii) GSC Recovery IIA, L.P., a Delaware limited partnership ("Recovery IIA") and (ix) GSC Recovery IIA GP, L.P., a Delaware limited partnership ("Recovery IIA GP").

Item 1.  Security and Issuer.

         This Amendment relates to the common stock, par value $.01 per share (the "Common Stock"), of Sun Healthcare Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109.

Item 2.  Identity and Background.

         The second paragraph of Item 2(c) of the Original Statement is amended by striking such paragraph in its entirety and substituting in lieu thereof the following:

                                      * * *

         Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner are the managing members of GSI, executive officers of GSCP (NJ) Inc. and limited partners of GSCP (NJ) LP. * * *

Item 3.  Source and Amount of Funds or Other Consideration

         The first paragraph of Item 3 of the Original Statement is amended by striking such paragraph in its entirety and substituting in lieu thereof the following:

                                      * * *

     Pursuant to the terms of the Issuer's Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code filed in the U.S. Bankruptcy Court for the District of Delaware on December 18, 2001 (the "Plan"), holders of certain allowed claims were entitled to receive, as of February 28, 2002, shares of the Common Stock of the Issuer. Pursuant to the Plan, Recovery I, Recovery II and Recovery IIA, as holders of allowed claims, (i) were issued initially 573,434 shares, 504,063 shares and 77,044 shares, respectively, of Common Stock, and
(ii) were subsequently issued or are entitled to receive 13,031 additional shares, 10,178 additional shares and 3,028 additional shares, respectively. Such allowed claims related to indebtedness of the Issuer which had been acquired by them in market transactions. The funds used by them to acquire such indebtedness were derived primarily from capital contributions of their respective direct or indirect partners.

                                      * * *

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a)-(c) of Item 5 of the Original Statement is amended by striking such paragraph in its entirety and substituting in lieu thereof the following:

                                      * * *

         (a)-(b) Based on information received from the Issuer, the Issuer has issued and outstanding 9,825,000 shares of Common Stock.

         Pursuant to the Plan: (i) Recovery I was issued or is entitled to receive 586,465 shares of the Common Stock (or approximately 5.97% of the issued and outstanding shares of the Common Stock following consummation of the Plan);
(ii) Recovery II was issued or is entitled to receive 514,241 shares of the Common Stock (or approximately 5.23% of the issued and outstanding shares of the Common Stock following consummation of the Plan); and (iii) Recovery IIA was issued 80,072 shares of Common Stock (or approximately 0.81% of the issued and outstanding shares of the Common Stock following consummation of the Plan). For purposes of Rule 13d-3 under the Act, each may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, their respective shares of Common Stock.

         By virtue of their respective positions as general partner of GSCP II (the majority owner of Recovery I), Recovery II and Recovery IIA, each of GSI, Recovery II GP and Recovery IIA GP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above. Nothing in this Schedule 13D shall be construed as an admission that either GSI, Recovery II GP or Recovery IIA GP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as manager of GSCP II (the majority owner of Recovery I), Recovery II and Recovery IIA, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of

1,180,778 shares of Common Stock representing approximately 12.02% of the shares of Common Stock that will be issued and outstanding pursuant to the Plan. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as general partner of GSCP (NJ) LP, GSCP (NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of the Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of 1,180,778 shares of Common Stock representing approximately 12.02% of the shares of Common Stock that will be issued and outstanding following consummation of the Plan. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares of the Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of 1,180,778 shares of Common Stock representing approximately 12.02% of the shares of Common Stock that will be issued and outstanding following consummation of the Plan. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

         (c) The additional shares listed below were issued to the Reporting Persons pursuant to the Plan, or the Reporting Persons are entitled to receive, in respect of claims based on indebtedness of the Issuer acquired by the Reporting Persons in market transactions. The prices per share indicated below represent the average price per share based on the aggregate net investment of the Reporting Persons in such indebtedness. Other than as set forth herein, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days, and all other shares of Common Stock reported herein will be issued in respect of indebtedness acquired by the Reporting Persons prior to such 60-day period.


                                                                                          Assumed Average Price per
Reporting Person                Date of Issuance             Additional Shares            Share
------------------------------- ---------------------------- ---------------------------- ----------------------------

Recovery I                      February 15, 2003            13,031                       $24.31
Recovery II                     February 15, 2003            10,178                       $24.31
Recovery IIA                    February 15, 2003             3,028                       $24.31
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                             26,237


                                      * * *

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2003

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

Greenwich Street Capital Partners II, L.P.                 GSC Recovery II, L.P.
By:   Greenwich Street Investments II, L.L.C., its         By:  GSC Recovery II GP, L.P., its General Partner
      General Partner                                      By:  GSC RII, LLC, its General Partner
                                                           By:  GSC (NJ) Holdings, L.P., its Member
By:   /s/  Sanjay H. Patel                                 By:  GSC (NJ), Inc., its General Partner
      ----------------------------------------------
         Sanjay H. Patel
         Co-President
                                                           By:  /s/  Sanjay H. Patel
                                                                -------------------------------------------------
                                                                    Sanjay H. Patel
                                                                    Co-President

GSCP (NJ), L.P.                                            GSCP (NJ), Inc.
By:   GSCP (NJ), Inc., its General Partner

By:   /s/ Sanjay H. Patel                                  By:  /s/  Sanjay H. Patel
      ----------------------------------------------            -------------------------------------------------
         Sanjay H. Patel                                            Sanjay H. Patel
         Co-President                                               Co-President

Greenwich Street Investments II, L.L.C.                    GSC Recovery II GP, L.P.
                                                           By:  GSC RII, LLC, its General Partner
By:   /s/  Sanjay H. Patel                                 By:  GSC (NJ) Holdings, L.P., its Member
      ----------------------------------------------       By:  GSC (NJ), Inc., its General Partner
         Sanjay H. Patel
         Co-President
                                                           By:  /s/  Sanjay H. Patel
                                                                -------------------------------------------------
                                                                    Sanjay H. Patel
                                                                    Co-President

GSC Recovery IIA, L.P.                                     GSC Recovery IIA GP, L.P.
By:   GSC Recovery IIA GP, L.P., its General Partner       By:  GSC RIIA, LLC, its General Partner
By:   GSC RIIA, LLC, its General Partner                   By:  GSC (NJ) Holdings, L.P., its member
By:   GSC (NJ) Holdings, L.P., its Member                  By:  GSC (NJ), Inc., its General Partner


By:   /s/  Sanjay H. Patel                                 By:  /s/  Sanjay H. Patel
      ----------------------------------------------            -------------------------------------------------
         Sanjay H. Patel                                            Sanjay H. Patel
         Co-President                                               Co-President




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GSCP Recovery, Inc.

By:   /s/ Sanjay H. Patel
      ----------------------------------------------
         Sanjay H. Patel
         Co-President

Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel,  Richard M. Hayden,  Robert A. Hamwee,  Thomas V. Inglesby,
Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner

By:   /s/ Sanjay H. Patel                                  By:  /s/ Andrew J. Wagner
      ----------------------------------------------            -------------------------------------------------
         Sanjay H. Patel, for himself and as                        Andrew J. Wagner, for himself and as
         Attorney-in-Fact*                                          Attorney-in-Fact*

*     Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the
      Schedule  13D/A  filed by  Greenwich  Street  Capital  Partners  II,  L.P.  et al.  on  January  4, 2002 and
      incorporated herein by reference.

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